# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Suncrete, Inc., CIK 0002094433
CUSIP: 86723E104
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 817 E. 4th Street, Tulsa, Oklahoma (OK), 74120
Date of event which requires filing of this statement: 04/08/2026
Filed by CIK 0001739424
Persons authorized to receive notices and communications: Ned N. Fleming, III, 5420 LBJ Freeway, Suite 950, Dallas, Texas (TX), 75240, (972) 663-8900

## Reporting persons
- SunTx Capital Management Corp. (CIK 0001739424): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 18,414,609; sole dispositive power 0; shared dispositive power 18,414,609; aggregate amount beneficially owned 18,414,609 (28.2% of the class)
  Comment: In reference to Items 8, 10 and 11, represents shares of Class A Common Stock, par value $0.0001 per share ("Class A Common Stock"), of Suncrete Inc. (the "Issuer") issuable upon the conversion of shares of Class B Common Stock, par value $0.0001 per share, of the Issuer ("Class B Common Stock") directly held by Dothan Concrete Investors, LLC ("Dothan Concrete Investors").
  
  In reference to Item 13, based on (a) 46,879,768 shares of Class A Common Stock outstanding as of April 8, 2026 and (b) an aggregate of 18,414,609 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock by Dothan Concrete Investors within sixty (60) days of this Schedule 13D.
- Ned N. Fleming, III (CIK 0001707712): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 24,113,409; sole dispositive power 0; shared dispositive power 24,113,409; aggregate amount beneficially owned 24,113,409 (34% of the class)
  Comment: In reference to Items 8, 10 and 11 represents (i) 18,414,609 shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock directly held by Dothan Concrete Investors, (ii) 5,300,000 shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock directly held by Dothan Independent GP, LP ("Dothan Independent") and (iii) 398,800 shares of Class A Common Stock issuable upon the exercise of private placement warrants ("Private Warrants") directly held by Dothan Independent.
  
  In reference to Item 13, based on (a) 46,879,768 shares of Class A Common Stock outstanding as of April 8, 2026 and (b) an aggregate of 24,113,409 shares of Class A Common Stock issuable upon the conversion or exercise of shares of Class B Common Stock or Private Warrants, respectively, by certain of the Reporting Persons (as defined herein) within sixty (60) days of this Schedule 13D.
- Dothan Independent GP, LP (CIK 0002116082): type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 5,698,800; sole dispositive power 0; shared dispositive power 5,698,800; aggregate amount beneficially owned 5,698,800 (10.8% of the class)
  Comment: In reference to Items 8, 10 and 11, represents (i) 5,300,000 shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock directly held by Dothan Independent and (ii) 398,800 shares of Class A Common Stock issuable upon the exercise of Private Warrants directly held by Dothan Independent.
  
  In reference to Item 13, based on (a) 46,879,768 shares of Class A Common Stock outstanding as of April 8, 2026 and (b) an aggregate of 5,698,800 shares of Class A Common Stock issuable upon the conversion or exercise of shares of Class B Common Stock or Private Warrants, respectively, by Dothan Independent within sixty (60) days of this Schedule 13D.
- Dothan Sponsor, LLC (CIK 0002127365): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 5,698,800; sole dispositive power 0; shared dispositive power 5,698,800; aggregate amount beneficially owned 5,698,800 (10.8% of the class)
  Comment: In reference to Items 8, 10 and 11, represents (i) 5,300,000 shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock directly held by Dothan Independent and (ii) 398,800 shares of Class A Common Stock issuable upon the exercise of Private Warrants directly held by Dothan Independent.
  
  In reference to Item 13, based on (a) 46,879,768 shares of Class A Common Stock outstanding as of April 8, 2026 and (b) an aggregate of 5,698,800 shares of Class A Common Stock issuable upon the conversion or exercise of shares of Class B Common Stock or Private Warrants, respectively, by Dothan Independent within sixty (60) days of this Schedule 13D.
- Dothan Concrete Investors, LLC (CIK 0002116570): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 18,414,609; sole dispositive power 0; shared dispositive power 18,414,609; aggregate amount beneficially owned 18,414,609 (28.2% of the class)
  Comment: With respect to Items 8, 10 and 11, represents shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock directly held by Dothan Concrete Investors.
  
  In reference to Item 13, based on (a) 46,879,768 shares of Class A Common Stock outstanding as of April 8, 2026 and (b) an aggregate of 18,414,609 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock by Dothan Concrete Investors within sixty (60) days of this Schedule 13D.
- Dothan Concrete Manager, LLC (CIK 0002127185): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 18,414,609; sole dispositive power 0; shared dispositive power 18,414,609; aggregate amount beneficially owned 18,414,609 (28.2% of the class)
  Comment: In reference to Items 8, 10 and 11, represents shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock directly held by Dothan Concrete Investors.
  
  In reference to Item 13, based on (a) 46,879,768 shares of Class A Common Stock outstanding as of April 8, 2026 and (b) an aggregate of 18,414,609 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock by Dothan Concrete Investors within sixty (60) days of this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Suncrete, Inc.
Address of issuer's principal executive offices: 817 E. 4th Street, Tulsa, Oklahoma (OK), 74120

## Item 2. Identity and Background
Name of person filing:
This statement is jointly filed by and on behalf of each of (i) SunTx Capital Management Corp., (ii) Ned N. Fleming, III, (iii) Dothan Independent GP, LP, (iv) Dothan Sponsor, LLC, (v) Dothan Concrete Investors, LLC and (vii) Dothan Concrete Manager, LLC (collectively, the "Reporting Persons").

The manager of Dothan Concrete Investors is Dothan Concrete Manager. The manager of Dothan Concrete Manager is SunTx Capital Management. Mr. Fleming is the sole shareholder and director of SunTx Capital Management. Each of Dothan Concrete Manager, SunTx Capital Management and Mr. Fleming may be deemed to beneficially own securities of the Issuer held by Dothan Concrete Investors.

The general partner of Dothan Independent is Dothan Sponsor. Mr. Fleming is the sole manager of Dothan Sponsor. Each of Dothan Independent, Dothan Sponsor and Mr. Fleming may be deemed to beneficially own securities of the Issuer held by Dothan Independent.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 5420 LBJ Freeway, Suite 950, Dallas, TX, 75240.
Present principal occupation or employment: The present principal occupation of Mr. Fleming is serving as a Founding Partner and the Managing Partner of SunTx Capital Partners and as Executive Chairman of the Board of Directors of the Issuer. The principal business of each of the remaining Reporting Persons is to either invest in securities or serve as a general partner or management to a company that invests in securities.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship:
SunTx Capital Management Corp. is a Texas corporation;
Ned N. Fleming, III is a citizen of the United States;
Dothan Independent GP, LP is a Texas limited partnership;
Dothan Sponsor, LLC is a Texas limited liability company;
Dothan Concrete Investors, LLC is a Texas limited liability company; and
Dothan Concrete Manager, LLC is a Texas limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 4 and Item 6 of this Schedule 13D is incorporated by reference herein.

On April 8, 2026, the Issuer consummated its previously announced business combination (the "Business Combination") pursuant to that certain Business Combination Agreement, dated October 9, 2025 (the "Business Combination Agreement"), by and among the Issuer, Haymaker Acquisition Corp. 4 ("Haymaker"), a Cayman Islands exempted company, Haymaker Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Issuer, Haymaker Merger Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of the Issuer, and Concrete Partners Holding, LLC, a Delaware limited liability company. An aggregate of 20,914,609 shares of Class B Common Stock were issued by the Issuer to the Reporting Persons pursuant to the Business Combination Agreement and the transactions contemplated thereby. Also pursuant to the Business Combination Agreement, on April 8, 2026, Haymaker Sponsor IV, LLC distributed to Dothan Independent (i) 2,800,000 shares of Class B Common Stock of Haymaker, which were then canceled and converted into the same number of shares of Class B Common Stock of the Issuer pursuant to the Business Combination Agreement, and (i) 398,800 private warrants of Haymaker, which were then automatically assumed and converted into 398,800 Private Warrants of the Issuer pursuant to the Business Combination Agreement.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Class A Common Stock of the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.

Subject to the Issuer's insider trading policy, any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present Board of Directors of the Issuer or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the shares of Class A Common Stock of the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is stated in Items 11 and 13 on the cover page(s) hereto.

The Reporting Persons declare that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such persons are, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Number of Shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote: See Item 7 on the cover page(s) hereto.
(ii) shared power to vote or to direct the vote: See Item 8 on the cover page(s) hereto.
(iii) sole power to dispose or to direct the disposition of: See Item 9 on the cover page(s) hereto.
(iv) shared power to dispose or to direct the disposition of: See Item 10 on the cover page(s) hereto.
Transactions in the class effected during the past sixty days: The information provided or incorporated by reference in Item 6 is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Registration Rights Agreement

On April 8, 2026, the Issuer and certain members of Concrete Partners Holding, LLC prior to the Business Combination, including Dothan Independent and Dothan Concrete Investors, entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which Dothan Independent and Dothan Concrete Investors were granted customary registration rights with respect to the Issuer securities held by such parties following the closing of the Business Combination. In certain circumstances, the parties to the Registration Rights Agreement can demand the Issuer's assistance with underwritten offerings and block trades, and the parties to the Registration Rights Agreement are entitled to certain piggyback registration rights.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement. A copy of the Registration Rights Agreement is included as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Warrant Agreement

Pursuant to the warrant agreement by and between Haymaker Acquisition Corp. 4 and Continental Stock Transfer & Trust Company, dated July 25, 2023 (the "Warrant Agreement'), as amended by Amendment No. 1 to the Warrant Agreement, dated April 8, 2026 (the "Warrant Amendment"), each Private Warrant entitles the holder to purchase one share of Class A Common Stock at an exercise price of $11.50 per share. The Private Warrants will become exercisable on May 8, 2026 and will expire on April 8, 2031, or earlier upon redemption or liquidation.

The foregoing summary of the Warrant Agreement and Warrant Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant Agreement and Warrant Amendment, copies of which is included as Exhibits 99.3 and 99.4, respectively, to this Schedule 13D and are incorporated herein by reference.

Company Support Agreement

Dothan Independent and Dothan Concrete Investors are party to a company equityholder support agreement (the "Company Support Agreement"), pursuant to which Dothan Independent and Dothan Concrete Investors have agreed not to, during the period commencing from the closing date of the Business Combination and ending on the earlier of (i) the one year anniversary of the closing date of the Business Combination and (ii) the date after the closing date of the Business Combination on which the Issuer consummates a liquidation, merger, share exchange, reorganization or other similar transaction with an unaffiliated third party that results in all of the Issuer's stockholders having the right to exchange their equity holdings in the Issuer for cash, securities or other property: (a) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, establish or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position, or otherwise transfer or dispose of, directly or indirectly, any securities of the Issuer, or any securities of Issuer issued to such holder pursuant to the Business Combination Agreement (such securities, the "Lock-up Securities"), (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-up Securities, or (c) publicly announce the intention to do any of the foregoing, subject to certain exceptions. Notwithstanding the foregoing, pursuant to the Company Support Agreement, (i) 33.33% of the Lock-up Securities held by the applicable holder as of the closing date of the Business Combination will be automatically released from the lock-up restrictions on the six month anniversary of the closing date of the Business Combination and (ii) 33.33% of the Lock-up Securities held by the applicable holder as of the closing date of the Business Combination will be automatically released from the lock-up restrictions on the nine month anniversary of the closing date of the Business Combination.

The foregoing summary of the Company Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Company Support Agreement. A copy of the Company Support Agreement is included as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Business Combination Agreement (Incorporated by reference to Exhibit 2.1 to Haymaker Acquisition Corp. 4's Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on October 14, 2025).

99.2 - Registration Rights Agreement, dated April 8, 2026, by and among the Company, Dothan Concrete, Dothan Independent and Eaglesnest Investments, LLC (Incorporated by reference to Exhibit 10.2 to Suncrete, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 14, 2026).

99.3 - Warrant Agreement, dated July 25, 2023, by and between Haymaker Acquisition Corp. 4 and Continental Stock Transfer & Trust Company, as Warrant Agent (Incorporated by reference to Exhibit 4.1 to Haymaker Acquisition Corp. 4's Current Report on Form 8-K, filed with the SEC on July 31, 2023).

99.4 - Amendment No. 1 to Warrant Agreement, dated April 8, 2026, by and between Haymaker Acquisition Corp. 4 and Continental Stock Transfer & Trust Company (Incorporated by reference to Exhibit 4.2 to Suncrete, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 14, 2026).

99.5 - Form Company Support Agreement (Incorporated by reference to Exhibit 10.1 to Haymaker Acquisition Corp. 4's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 10, 2025 (as amended on October 14, 2025)).

99.6 - Joint Filing Agreement (filed herewith).

## Signatures
- SunTx Capital Management Corp.: /s/ Ned N. Fleming, III, Ned N. Fleming, III, Director (04/15/2026)
- Ned N. Fleming, III: /s/ Ned N. Fleming, III, Ned N. Fleming, III (04/15/2026)
- Dothan Independent GP, LP: /s/ Ned N. Fleming, III, By: Dothan Sponsor, LLC, its general partner, Name: /s/ Ned N. Fleming, III, Manager (04/15/2026)
- Dothan Sponsor, LLC: /s/ Ned N. Fleming, III, Ned N. Fleming, III, Manager (04/15/2026)
- Dothan Concrete Investors, LLC: /s/ Ned N. Fleming, By: Dothan Concrete Manager, LLC, its manager, By: SunTx Capital Management Corp., its manager, Name: /s/ Ned N. Fleming, III, Director (04/15/2026)
- Dothan Concrete Manager, LLC: /s/ Ned N. Fleming, By: SunTx Capital Management Corp., its manager, Name: /s/ Ned N. Fleming, III, Director (04/15/2026)